FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Decisions, Meeting of the Board of Directors, February 23, 2006

2.	Calendar of Corporate Events - 2006

3.	Summary of Decisions, Meeting of the Board of Directors, March 7-8, 2006

4.	Notice to Stockholders, March 10, 2006

5.	Notification to the Shareholders, March 17, 2006

6.	Ordinary General Meeting of Stockholders Convocation, March 8, 2006

7.	Proposal of the Board of Directors to the Ordinary General Meeting to be Held by April 30, 2006, dated March 8, 2006

8.	Dividend Announcement, March 23, 2006

9.	Material Announcement, March 28, 2006

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company – CNPJ 17.155.730/0001-64

Meeting of the Board of Directors

Summary of decisions

In a meeting begun on February 23, 2006 at 12 noon, and concluded on February 24, the Board of Directors decided as follows:

1.               to authorize the giving of a corporate guarantee in relation to the Contract for Payment Undertakings and Assumption of Debt signed between Empresa de Infovias S.A. and MBK Furukawa Sistemas S.A., in which Cemig, AES Força Empreendimentos Ltda. and Unibanco are assenting parties, Cemig being the guarantor and principal payer in relation to Unibanco, in substitution of the guarantees and obligations contained in the said contract;

2.               to authorize signing of the first amendment to the financing contracts for substitution of guarantees and obligations contained in the abovementioned Contract for Payment Undertakings and Assumption of Debt;

3.               to authorize participation in the tender for the concession for provision of public electricity transmission service, including the construction, operation and maintenance of the transmission facilities of the El Rodeo-Chena transmission line, in Chile, subject to the conditions and procedures stated in Proposal for Decision by the Board (PRCA) 011/2006.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CALENDAR OF CORPORATE EVENTS - 2006

Information About the Company

Name:	Companhia Energética de Minas Gerais – CEMIG
Head office address:	Av. Barbacena, 1200 – Bairro Santo
Agostinho
30161-970- Belo Horizonte – MG, Brazil
Web address	www.cemig.com.br
Finance, Participations and Investor Relations Director	Name: Flávio Decat de Moura
E-mail: flaviodecat@cemig.com.br
Telephone: 55-31-3299-4903
Fax: 55-31-3299-3832
Newspapers and other publications where corporate	Minas Gerais – in Belo Horizonte/MG
acts are published	O Tempo – in Belo Horizonte/MG
Gazeta Mercantil – in São Paulo/SP

Annual Balance Sheets and Consolidated Balance Sheets for year ending on 12/31/2005.

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/09/2006
Availability to shareholders	03/10/2006
Publication	04/19/2006

Standard Balance Sheets for year ending on 12/31/2005

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/09/2006

Annual Information for year ending on 12/31/2005

Event	Date
Submission to the São Paulo Stock Exchange	05/26/2006

Quarterly Information

Event	Date
Submission to the São Paulo Stock Exchange
• for First Quarter	05/15/2006
• for Second Quarter	08/14/2006
• for Third Quarter	11/14/2006

Annual General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of AGM to the São Paulo Stock Exchange together with the Administration Proposal.	03/13/2006
Publication of the Public Announcement of AGM	03/14/2006
Annual General Shareholders’ Meeting date	04/28/2006
Submission of the primary decisions of the AGM to the São Paulo Stock Exchange	04/28/2006
Submission of the minutes of the AGM to the São Paulo Stock Exchange	05/08/2006

Public Meeting with Analysts

Event	Date/Locations
Presentation of Results 2005	03/09/2006	CEMIG
Public meeting with analysts, open to other interested parties.	03/14/2005 06:00 p.m.	APIMEC, Belo Horizonte – MG
Public meeting with analysts, open to other interested parties.	03/15/2005 05:00 p.m.	ABAMEC, Rio de Janeiro - RJ
Public meeting with analysts, open to other interested parties.	03/16/2005 08:30 a.m.	APIMEC, Rio de Janeiro – RJ
Public meeting with analysts, open to other interested parties.	03/17/2005 08:30 a.m.	APIMEC, Brasília –DF
Public meeting with analysts, open to other interested parties.	03/28/2005 08:00 a.m.	APIMEC, São Paulo –SP

Corporate action: cash payments to stockholders from allocation of net profit for the business year ending 31/12/2005

Cash benefits	Date of decision	Event	Amount, common stock (R$)	Amount, preferred stock (R$)	Amount, R$ million	Start of payment	Remarks
DIVIDEND	30/12/2005	Meeting of Board of Directors	5.534143888	5.534143888	897	27/01/2006

INTEREST ON EQUITY	21/12/2005	Meeting of Board of Directors	0.96862942	0.96862942	157		- Payment in two installments: 1st installment by 30/6 and 2nd installment by 30/12/06.

INTEREST ON EQUITY	27/10/2005	Meeting of Board of Directors	1.203074758	1.203074758	195		- Payment in two installments: 1st installment by 30/6 and 2nd installment by 30/12/06.

INTEREST ON EQUITY	29/06/2005	Meeting of Board of Directors	1.746000803	1.746000803	283		- Payment in two installments: 1st installment by 30/6 and 2nd installment by 30/12/06.

Meeting of the Board of Directors

Subject	Date
370[a] Board of Directors Meeting date	01/04/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/04/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	03/30/2006

AGENDA

Binding proposal for acquisition of stockholdings in transmission companies.

Meeting of the Board of Directors

Subject	Date
371[a] Board of Directors Meeting date	01/12/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/12/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/15/2006

AGENDA

1.               to authorize signing of the new version of the Fourth Amendment to the Contract to Assign the Outstanding Balance on the CRC (“Results Compensation”) Account, and also to submit to the Extraordinary General Meeting of Stockholders a proposal for homologation of the authorization to sign the new version of the said Fourth Amendment; and

2.               to ratify the declaration of the extraordinary dividends approved at the meeting held on December 7, 2005, in the amount of R$ 897 million, authorizing payment of this amount in a single payment to be made on January 27, 2006, it being the responsibility of the Executive Officers to comply with this period and to decide the locations and processes of payment; and that all stockholders inscribed in the Company’s Nominal Share Register on January 16, 2006, shall be entitled to this benefit, and that this declaration of dividends is to be conditional upon homologation, by Extraordinary General Meeting of Stockholders, of the decision of the Board of Directors on the signing of the new version of the Fourth Amendment to the Contract to Assign the Outstanding Balance on the CRC (“Results Compensation”) Account, between Cemig and the State of Minas Gerais. The assignment of the CRC credits to a Receivables Investment Fund (FIDC) has been authorized in the terms of the proposal for the Fourth Amendment re-examined and approved by this Board on January 12, 2006.

Meeting of the Board of Directors

Subject	Date
372[a] Board of Directors Meeting date	01/25/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/25/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	03/30/2006

AGENDA

1.               to approve the provision of a guarantee by Cemig in the first issues of debentures by Cemig GT and by Cemig D; and

i.                  to withdraw from the agenda the matter relating to authorization for opening of administrative tender proceedings, and for purchases and contracting of the necessary services, for implementation of the institutional plan of action for compliance with Brazilian Labor Ministry Regulation 10 (NR No. 10) – Safety In Electricity Facilities and Services.

Meeting of the Board of Directors

Subject	Date
373[a] Board of Directors Meeting date	02/10/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/10/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	03/30/2006

Preliminary agenda

1.               Granting of annual paid leave to the Chief Generation and Transmission Officer.

2.               Decisions on the bids for the El Rodeo-Chena public electricity transmission concession, in Chile.

Meeting of the Board of Directors

Subject	Date
374[a] Board of Directors Meeting date	02/13/2006 up 02/14/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/14/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	03/30/2006

Preliminary agenda

1.               to approve a new model for economic valuation of electricity transmission concession holders, and that Cemig may present a new, final and definitive binding proposal;

2.               to authorize continuation of negotiations to establish criteria for possible partnership in transmission companies; and

3.               to authorize the filing of lawsuits of a preventive nature against fiscal execution: application for an order of mandamus, with request for interim relief, or an action to annul a fiscal debit, with suspension of demandability of a tax credit, or application for stay of execution, according to circumstances. The Executive Board shall be responsible for authorizing the contracting of an external law office to file and proceed with this action.

Meeting of the Board of Directors

Subject	Date
375[a] Board of Directors Meeting date	02/20/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/20/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	03/30/2006

Agenda

To approve the technical feasibility study providing the grounds for recording of deferred tax credits in the company’s accounts, in compliance with CVM Instruction 371, of June 27, 2002.

Meeting of the Board of Directors

Subject	Date
376[a] Board of Directors Meeting date	02/23/2006 up 02/24/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/24/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	03/30/2006

Agenda

1.               To authorize the giving of a corporate guarantee in relation to the Contract for Payment Undertakings and Assumption of Debt signed between Empresa de Infovias S.A. and MBK Furukawa Sistemas S.A., in which Cemig, AES Força Empreendimentos Ltda. and Unibanco are assenting parties, Cemig being the guarantor and principal payer in relation to Unibanco, in substitution of the guarantees and obligations contained in the said contract;

2.               To authorize signing of the first amendment to the financing contracts for substitution of guarantees and obligations contained in the above-mentioned Contract for Payment Undertakings and Assumption of Debt;

3.               To authorize participation in the tender for the concession for provision of public electricity transmission service, including the construction, operation and maintenance of the transmission facilities of the El Rodeo-Chena transmission line, in Chile, subject to the conditions and procedures stated in Proposal for Decision by the Board (PRCA) 011/2006.

Meeting of the Board of Directors

Subject	Date
377[a] Board of Directors Meeting date	03/07/2006 up 03/08/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/08/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	03/30/2006

Agenda

1.               To approve the Report of Management and Financial Statements for the year 2005, and to submit them to the Annual General Meeting of Stockholders to be held in 2006.

2.               To submit a proposal for allocation of the company’s profit for the year 2005 to the Annual General Meeting of Stockholders to be held in 2006.

3.               To authorize the signing, together with Cemig D and Cemig GT, of the first amendment to the undertaking to assume debt made with Forluz.

4.               To authorize the payment, on a date to be set by the Executive Officers, of complementary dividends, in the amount of R$ 76,500,000.00, which corresponds to R$ 0,4719754821 per thousand shares, so as to ensure that stockholders whose names were in the company’s Nominal Share Register on June 10, 2004, September 8, 2004 and December 12, 2004 shall equitably receive the obligatory minimum dividends as approved in the Annual General Meeting held in 2005.

5.               To present a binding proposal for the acquisition of electricity generation and distribution companies in Brazil.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

Meeting of the Board of Directors

SUMMARY OF DECISIONS

At its meeting begun on March 7, 2006 and completed on March 8, 2006 the Board of Directors of Companhia Energetica de Minas Gerais - Cemig decided as follows:

1.               To approve the Report of Management and Financial Statements for the year 2005, and to submit them to the Annual General Meeting of Stockholders to be held in 2006.

2.               To submit a proposal for allocation of the company’s profit for the year 2005 to the Annual General Meeting of Stockholders to be held in 2006.

3.               To authorize the signing, together with Cemig D and Cemig GT, of the first amendment to the undertaking to assume debt made with Forluz.

4.               To authorize the payment, on a date to be set by the Executive Officers, of complementary dividends, in the amount of R$ 76,500,000.00, which corresponds to R$ 0,4719754821 per thousand shares, so as to ensure that stockholders whose names were in the company’s Nominal Share Register on June 10, 2004, September 8, 2004 and December 12, 2004 shall equitably receive the obligatory minimum dividends as approved in the Annual General Meeting held in 2005.

5.               To present a binding proposal for the acquisition of electricity generation and distribution companies in Brazil.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby advise our stockholders that the Meeting of the Board of Directors held on 7 March 2005 decided to authorize the payment, on April 12, 2006, of complementary dividends, in the form of Interest on Equity, to complete the balance of the obligatory minimum dividend of R$ 76,500,000.00 payable for the business year 2004.

This will complete equitable payment of the obligatory minimum dividend approved by the General Meeting of Stockholders of 2005 to all stockholders whose names were on the company’s Nominal Share Register on the dates shown below:

1.               R$ 30 million, corresponding to R$ 0.185088424 per thousand shares, payable to to all stockholders whose names were on the company’s Nominal Share Register on June 10, 2004;

2.               R$ 15 million, approved by the Board of Directors on August 27, 2004, corresponding to R$ 0.092544212 per thousand shares, to all stockholders whose names were on the company’s Nominal Share Register on 08/09/2004;

3.               R$ 25.5 million approved by the Board of Directors on November 30, 2004, corresponding to R$ 0.157325161 per thousand shares, to all stockholders whose names were on the company’s Nominal Share Register on December 10, 2004; and

4.               R$ 6 million approved by the Board of Directors on December 28, 2004, corresponding to R$ 0.037017685 per thousand shares, to all stockholders whose names were on the company’s Nominal Share Register on January 10, 2005.

We remind stockholders of the importance of updating their registration information. This can be done by visiting any branch of Banco Itaú S.A. (the institution which administers Cemig’s system of registered nominal shares), taking their personal documents with them.

Belo Horizonte, March 10, 2006

Flávio Decat de Moura
Diretor de Finanças, Participações e de Relações com Investidores

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

PUBLIC COMPANY

Taxpayer’s ID # 17.155.730/0001-64

NOTIFICATION TO THE SHAREHOLDERS

We hereby communicate our shareholders that, due to an instruction issued by the Brazilian Securities Exchange Commission (CVM), the payment scheduled for 04/12/2006, for complementary dividends relative to the difference on the interest on self-owned capital, compensated with the minimum mandatory dividend for the 2004 fiscal year, for R$76,500,000.00, deliberated during the Board of Directors’ meeting commenced on 03-07-2006 and concluded on 03-08-2006, has been postponed to a date yet to be defined.

The payment will be made on the date immediately after the CVM manifests itself about the shareholder base.

Belo Horizonte, March 17 2006

Flávio Decat de Moura

Financial, Participation, and Investor Relations Director

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

ORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby invited to the Ordinary General Meeting of Stockholders to be held on April 28, 2006, 10:30 p.m., at the company’s head office, at Avenida Barbacena 1200, 18th floor, Belo Horizonte, in the state of Minas Gerais, Brazil, to decide on the following matters:

1-              Examination, discussion and voting on the Report of Management and Financial Statements for the business year ended December 31, 2005, and the respective complimentary documents.

2-              Allocation of the net profit for the business year 2005, in accordance with the terms of Article 192 of Law 6404/76, as amended.

3-              Decision on the form and date of payment of Interest on Equity and complimentary dividends, in the amount of R$ 1,096,949,000.

4-              Election of the members and substitute members of the Board of Directors.

5-              Election of the members and substitute members of the Audit Board and setting of their remuneration.

6-              Setting of the remuneration of the company’s managers.

Pursuant to Clause 3 of CVM Instruction 165 of 11 December 1991, notice is hereby given that adoption of a requisition to elect members of the Board by the cumulative voting method requires the affirmative vote of stockholders representing in aggregate a minimum of 5% (five percent) of the company’s total voting stock.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the company’s by-laws, by depositing proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the management office of the General Secretariat of Cemig at Av. Barbacena 1,200 – 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, by 10 a.m. on April 27, 2006, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, March 8, 2006.

Wilson Nélio Brumer

Chairman of the Board

PROPOSAL OF THE BOARD OF DIRECTORS TO THE ORDINARY GENERAL MEETING TO BE HELD BY APRIL 30, 2006

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – CEMIG,

in accordance with Article 192 of Law 6404 of December 15, 1976, as amended, and the company’s bylaws, and considering the financial statements for the business year 2005, presenting net profit of R$ 2,003,399,000.00, hereby propose to you that the net profit for the business year 2005, in the amount indicated, should be allocated as follows:

1)              R$ 100,170,000, being 5% of the net profit, to the Legal Reserve, in accordance with sub-clause “a” of the sole sub-paragraph of Article 28 of the bylaws.

2)              R$ 383,351,000 to Retained earnings, for use as working capital, pursuant to the following decisions (amounts are in Reais):

•                  R$ 1,205,000.00: injection of capital into Usina Termelétrica de Barreiro S.A., authorized by CRCA-033/2005 of June 30, 2005, paid on June 30, 2005, within the budget for 2005;

•                  R$ 21,885,720.00 injection of capital into Transchile Charrua Transmisson S.A., in relation to the Charrua-Nueva Temuco Transmission Line project, in Chile, authorized by CRCA-042/2005, of July 6, 2005, of which R$ 4,185,720.00 was paid on December 27, 2005 within the budget for 2005 and R$ 17,700,000.00 has been allocated for payment within the budget of 2006;

•                  R$ 120,298.00 injection of capital into Cemig Trading S.A., authorized by CRCA-052/2005, of October 3, 2005, effected on November 30, 2005 within the budget for the year 2005;

•                  R$ 3,000,000.00 injection of capital into Rio Minas Energia S.A., a company yet to be formed, to cover the costs associated with the economic-financial valuation of Light Serviços de Eletricidade S.A., authorized by CRCA-084/2005, of December 12, 2005, as an additional amount included in the 2006 budget;

•                  R$ 2,392,250.00 injection of capital into Companhia Transleste de Transmissão, in relation to the Montes Claros-Irapé Transmission Line project, authorized by CRCA-085/2005, of December 30, 2005, payment having been made on January 4, 2006, as an additional amount included in the budget for 2006;

•                  R$ 354,748,000.00 for use as fixed and working capital, in accordance with the budget for 2006 authorized by CRCA-078/2005, of December 22, 2005, made up as follows:

•                  I - R$ 85,653,000.00 in injections of capital, as follows:

a)              R$ 300,000.00 in Usina Termelétrica Barreiro S.A. and the execution of the Barreiro Hydroelectric Power Plant Project;

b)             R$ 21,253,000.00 in the Capim Branco Energia S.A. Consortium and execution of the Capim Branco I and II Hydroelectric Power Plants;

c)              R$ 400,000.00 in Companhia Transudeste de Transmissão and execution of the Itutinga-Juiz de For a Transmission Line Project;

d)             R$ 19,700,000.00 in Companhia de Transmissão Centro-Oeste de Minas and execution of the Furnas-Pimenta Transmission Line Project;

e)              R$ 800,000.00 in Companhia Transirapé de Transmissão and execution of the Irapé-Araçuai Transmission Line Project;

f)                R$ 7,400,000.00 in Cemig PCH S.A. and execution of the Pai Joaquim small Hydroelectric Plant Project;

g)             R$ 10,800,000.00 in Empresa de Infovias S.A.; h) R$ 25,000,000.00 in Companhia de Gás de Minas Gerais;

•                    II- R$ 1,305,000.00 for investment in feasibility studies for acquisition of companies and general equipment and services;

•                    III- R$ 267,790,000.00 for use as working capital involving expenses, taxes and debt servicing.

3)              R$ 1,096,949,000 as obligatory dividend, payable to the company’s stockholders, under sub-clause “b” of the sole sub-paragraph of Article 28 of the bylaws and the applicable legislation; as follows:

3.1)     R$ 635,000,000 in the form of Interest on Equity, under the following decisions:

•                  R$ 283,000,000 payable to stockholders in the Company’s Nominal Share Registry on July 10, 2005, under CRCA-035/2005, of June 30, 2005;

•                  R$ 195,000,000 payable to stockholders in the Nominal Share Registry on November 8, 2005, under CRCA-059/2005, of December 28, 2005; and

•                  R$ 157,000,000 payable to stockholders in the Nominal Share Registry on January 2, 2006, under CRCA-081/2005, of December 22, 2005;

3.2)     R$ 461,949,000 as complementary dividends.

4)              R$ 422,929,000 to be held in Stockholders’ Equity in the Statutory Reserve account specified by sub-Clause “c”, sole sub-paragraph, of Clause 28 and Clause 30 of the bylaws.

The payments of dividends and Interest on Equity are to be made in two installments up to June 30, 2006 and December 30, 2006. These payments may be brought forward depending on availability of cash, at the decision of the Executive Officers.

2

Appendix 1 is a summary of Cemig’s Cash Budget for 2006, aproved by the Board of Directors, indicating inflow of funds and disbursements for compliance with the decisions on allocation of the profit for the year.

Appendix 2 is a summary of the calculation of the dividends proposed by the Management, in accordance with the bylaws.

As can be seen, the purpose of this proposal is to meet the legitimate interests of the stockholders and of the Company, and for this reason the Board of Directors hopes that, subject to any statement by the Audit Board, they will be approved by you, the stockholders.

Belo Horizonte, March 8, 2006.

3

APPENDIX 1 TO THE PROPOSAL BY THE BOARD OF DIRECTORS TO THE ORDINARY GENERAL MEETING TO BE HELD BY APRIL 30, 2006

CASH BUDGET FOR 2006 (*)

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Amounts in R$ ‘000

Description	Total 2006 (*)%
A – Initial balance	298,835	—

B – Incoming funds	2,349,021	100.0

Taxation	—	—
Capital funds	1,446,021	61.6
Assignment of CRC account to FIDC (Itaú BBA)	900,000	40.7
Other	3,000	0.1

C - Disbursements	2,448,289	100.0

Capital expenditure program	110,050	4.5
Expenses budget	106,979	4.4
Taxes	135,664	5.5
Service of debt	25,147	1.0
Dividends and Interest on Equity, 2005	1,173,449	48.0
Extraordinary dividends	897,000	36.6

D – Final balance (=A+B-C)	199,567	—

Note: (*) Approval by CRCA-078/2005, of December 22, 2005, plus the following adjustments::

•      Inclusion of R$ 900,000,000 from assignment of the CRC contract to the FIDC (Itau-BBA).

•      Capital funds: Dividends from Cemig GT: R$ 445,029,000; Cemig D: R$ 940,623,000; Subsidiaries: R$ 60,549,000

•      Original investments of R$ 104,658,000 plus CRCA-084/2005 - R$3,000,000 and CRCA-085/2005 - R$2,393,000

•      Dividends and IOE: Dividends for 2005 R$ 1,096,949,000 plus balance of 2004 dividends, R$ 76,500,000.

•     Extraordinary dividends: R$ 897,000,000, paid in January 2006.

4

APPENDIX 2 TO THE PROPOSAL BY THE BOARD OF DIRECTORS TO THE ORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD BY APRIL 30, 2006

DEMONSTRATION OF CALCULATION OF THE PROPOSED DIVIDENDS

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

	Holding company
	R$ ‘000
	2005	2004
Calculation of the statutory minimum dividends for the preferred shares

Nominal value of the preferred shares	912,797	912,797
Percent on the nominal value of the preferred shares	10,00%	10,00%
Value of dividends by the first payment criterion	91,280	91,280

Value of stockholders’ equity	7,289,222	7,251,385
Preferred shares as a percentage of stockholders’ equity	56,29%	56,29%
Amount of value of preferred shares to be used in calculation	4,103,103	4,081,805
Percentage applied to this amount	3,00%	3,00%
Value of dividends under the second payment criterion	123,093	122,454

Minimum obligatory statutory dividends for the preferred shares	123,093	122,454

Obligatory dividends
Net profit for the business year	2,003,399	1,384,801
Obligatory dividend – 50.00% of net profit	1,001,699	692,400

Net dividends proposed
Interest on equity	635,000	510,000
Complementary dividends	461,949	258,900
	1,096,949	768,900
(-) Income tax withheld at source on payment of interest on equity	(61,274)	(45,926)
Total	1,035,675	722,974

Total gross dividend for preferred shares	617,473	432,814
Total gross dividend for common shares	479,476	336,086

Net dividend per thousand shares – R$
Minimum statutory dividend for the preferred shares	1.35	1.34
Obligatory dividend	6.18	4.28
Dividend proposed	6.39	4.46

5

Ms. Teresa Loureiro-Stein
Citibank N.A.
388 Greenwich Ave.
New York, NY 10013
VIA FACSIMILE: 212-816-6865

Nossa Referência:	RI/00945/2006	Data: 03/23/2006
Sua Referência:	NYSE Symbol: CIG CUSIP: 204409601
Assunto:	Dividend Payment

Dear Ms. Loureiro-Stein

We would like to confirm that Cemig’s Ordinary General Meeting (OGM) will be held on April 28, 2006.

The Board of Directors is proposing to the shareholders the approval of a dividend as follows below.

Please note the following information is subject to shareholder approval Complementary dividends, in the amount of R$461.949.402,55, to which deduction of income tax at source is not applicable, payable to the stockholders inscribed in the Nominal Share Registry on the date on 28 April 2006.

DIVIDEND ANNOUNCEMENT:

Brazilian Record Date:	04/28/2006
Brazilian Ex-date:	05/02/2006
Amount per thousand preferred (PN) share:	R$2,850049568
Tax rate:	0%

Payment Date: The payments of dividends will be in two six-monthly parts. The first payment shall be on 30 June 2006. The second portion of the dividends will be paid on 30 December 2006. The payment of each of the portions indicated may be brought forward according to the company’s availability of cash and at the decision of the Board of Executive Directors.

Please feel free to contact me with any questions or comments.

Sincerely,

Luiz Fernando Rolla

Investor Relations Office

cc:	The NYSE — Mr. Rich Ginivin
FAX: 212-656-5893
Citibank N.A. — Ms. Elyne Padmore
FAX: 212-657-5708

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a company holding a public service concession and listed on the stock exchanges of São Paulo, New York and Madrid, in accordance with its commitment to implement best corporate governance practices, hereby informs its stockholders and the public, in accordance with CVM Instructions 358 of 3 January 2002 and 359 of 22 January 2002, that, through Rio Minas Energia Participações S.A. (“RME”), a company formed with Andrade Gutierrez Concessões S.A., J.L.A. Participações S.A. and Pactual Energia Participações S.A., in which each of the partners holds 25% (twenty five per cent) of the shares, has today signed with EDF International S.A. (“EDFI”), an agreement for sale of shares (“the Agreement”) for the acquisition of the direct and indirect stockholdings of EDFI, corresponding to a total of 79.57% (seventy nine point seven five per cent) of the total registered capital, in LIGHT S.A., the holding company which wholly controls, among other companies, the electricity distribution concession holder Light Serviços de Eletricidade S.A., which serves 3.8 million consumers (6.4% of the whole Brazilian market), in 31 municipalities of the State of Rio de Janeiro, and the generating company Light Energia S.A., which has hydroelectric power plants with aggregate generating capacity of 852 MW.

Under the Agreement RME will pay US$319,809,871.91 (three hundred and nineteen million eight hundred and nine thousand eight hundred and seventy one Reais and ninety-one centavos) for EDFI’s holding in Light S.A. The total value of the assets acquired in approximately US$1,758,000,000.00.

Additionally RME will, on a date to be announced, make a public offering for acquisition of the remaining shares of Light S.A., in accordance with Law 6404/76, CVM Instruction 361/2002 and the Regulation of the Novo Mercado.

Conclusion of the transaction, including the acquisition of the shares by RME, is subject to certain conditions established in the Agreement including, among others, approval of the transfer of control of Light S.A. being given by the Brazilian National Electricity Agency, Aneel, by the Commission des Participations et des Transferts of France, by the Brazilian Development Bank (BNDES), and by other creditors. The transaction will also be submitted to the Brazilian monopolies authority, CADE (Economic Defense Council) – in accordance with Law 8884/94.

Belo Horizonte, March 28, 2006

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Flávio Decat de Moura
		Name:	Flávio Decat de Moura
		Title:	Chief Financial Officer and Investor Relations Officer

Date: March 31, 2006